

MY PANDA

The Personal Assistant Next Door App: Achieve Liberation Through Delegation

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Highlights

(1) 525% growth in revenue from 2020 to 2024

(2) Launched the Virtual Village Q3 2025, now providing remote services across the U.S.

(3) Launched My Panda for Business Q4 2024, offering employee benefit services to Atlanta area companies

4   Average monthly spend/customer has grown from $155 in 2021 to $285 in 2024

5   Intersection of the $3.8B on-demand home services market, and the $3.5B employee concierge market

6   Employee perks contracts secured for Atlanta employees at Google, Children's Healthcare, Apple & more

7   Average of 85% of monthly users are repeat customers

8   Received PERFECT 5 rating from KingsCrowd - the leading crowdfunding investment analytics platform

Featured Investors



Jenn Graham
Invested $5,000 ⓘ

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Syndicate Lead
Founder and CEO of Inclusivv

"As a customer of My Panda, I have personally experienced the impact of this brilliant platform and can see the value of this service at scale. The market is huge and the need for quality, vetted support for working moms and busy professionals is undeniable. The growth plan Tamara has created includes the new business program and I can see enterprises offering My Panda to their high performing leaders to provide support at home during intense seasons. I'm so excited to lead this round and see this company grow!"



Other investors include Techstars   Notable   & 142 more

Team



Tamara V Lucas CEO

MSW with 20+ yrs experience in service, sales and management in the fine wine industry. Graduate of Emory's Start:ME program, City of Atlanta's Women's Entrepreneurship Initiative, and Techstars Atlanta 2022.





Jonathan Richter Head of Product

Founder and CEO of Winnona Partners, a custom software development and consulting company. Research Fellow - The Fulbright Program





Chris Waterbury Lead Developer

CTO & Developer at Winnona Partners, a custom software development and consulting company. Previous founder and CTO for tech startup.





Anna Kanze Hamilton Operations and Strategy

MBA, Advisor on green job creation & gender and racial equity. Oversaw operations at Croatan Institute. Launched impact vehicles for gender & income equity at Grassroots Capital Management.



My Panda - The Personal Assistant Next

Door App

The past six months have been a period of incredible momentum for My Panda. We successfully launched our **Virtual Village**, giving us a truly national footprint by enabling anyone in the U.S. to access remote support from our trusted Pandas. We also expanded **in-person service to our second city, Charlottesville, VA**, marking the beginning of our growth beyond Atlanta.

On top of that, we earned a **5-star rating from KingsCrowd**. This recognition is incredibly rare as only **about 1% of equity crowdfunding raises ever receive a 5/5 score!** This validates our traction and potential in the impact investing space.

Alongside these milestones, our new distribution channels - **My Panda for Business** (employee benefit programs) and **Garden Panda** (residential garden installations in partnership with Servescape) - are gaining traction and expanding our reach.

This targeted funding round gives us the runway to capitalize on these opportunities: scaling the Virtual Village nationwide, deepening our presence in Atlanta and Charlottesville, and preparing for future city launches. With your support, we're one step closer to accomplishing our mission: helping busy people everywhere find **Liberation through Delegation.**

> **Before you dive into learning more about what we are building, we recommend you check out this recording of a recent investor webinar that My Panda CEO & Founder hosted with our lead investor Jenn Graham. Jenn shares about her experiences as a My Panda customer and why she thinks investing in My Panda is a great idea.**

My Panda Investor Webinar: A Conversation with Lead Inves
My Panda


Watch on YouTube

Read on to learn more about what what we do, why we do it, what we have accomplished thus far and where we plan on going.


my panda
PERSONAL ASSISTANT NEXT DOOR APP
LIBERATION THROUGH DELEGATION
Available on iOS and Android
MyPandaApp.com

Life is busy. Working professionals, especially women, face an overwhelming daily load—managing careers, households, and families, often with little to no support. My Panda was built to solve this problem by providing **trusted, local help on demand** through our network of **Personal Assistants Next Door (Pandas).**

We believe in **Liberation through Delegation -** helping people free up time by offloading tasks to trusted assistants nearby. Our mission is to **reduce stress, improve family relationships, increase work productivity, strengthen communities, and grow businesses.**



The Working Woman's Scarcity Problem
• 76M working women in U.S. work an avg of 4/hours/day on unpaid household tasks ***
• 'Second Shift'**= 111B unpaid hours annually*
(**household responsibilities after full work-day)
• Worth $1.1T to the U.S. economy (based on conservative pay rate of $10/hour)
Mental health crisis
Higher divorce rates
Personal financial disasters
Lower business revenues
Today's families live away from traditional support systems.
*nytimes.com
**The Second Shift; Working Parents and the Revolution at Home
***dol.gov

The Problem: The Mental Load is Overwhelming

We used to live in villages where support was built-in. Today, many professionals juggle life alone.

A typical morning for a working mom might look like this:

The kids are late for school, and one can't find clean clothes.

The dog gets sick, so a vet appointment has to be made.

An urgent work meeting is scheduled, but the school calls...the other child forgot their lunch.

The gas tank is empty, and the house is a mess, adding stress to an already overwhelming day.

With **76 million working women in the U.S.,** this scenario is all too familiar. The modern professional faces a constant **time scarcity problem.** Women are disproportionately affected, handling the bulk of **100 billion hours** of unpaid domestic labor annually.

This burden **reduces productivity at work, increases stress, and impacts relationships, health, and finances.** Employers struggle with retention and burnout, while individuals lack the resources they need to get everything done.



10:07
my panda
Help Me With...
Shopping & Delivery
Kitchen Tidy Up
Vacation Services
Pet Care
Laundry Folding
Custom Services
A Unique Village of Support
my panda
PERSONAL ASSISTANT NEXT DOOR APP
Combining technology &
the trust of the hyper-local community
to give busy women
the resource they need most:
time.



Our Solution: A Village of Support

My Panda is that missing village.

We provide **on-demand, local, trusted personal assistance** through our

We provide on-demand, local, trusted personal assistance through our vetted network of Pandas. These assistants live nearby, allowing us to create a **hyper-local, community-based support system** that makes everyday life easier.

How it Works

Customers request tasks via the My Panda app.

A vetted Panda accepts and completes the request.

Tasks range from home organization, errands, event prep, meal help, pet care, and more.

Users save time and reduce stress, allowing them to focus on work, family, and personal well-being.

The Pandas : Trusted Support





- Background checks
- Identity verification
- Paid living wage



- Successfully growing Panda side of market month over month
- Allows for quality hiring



- Hyper-local service 'groves'
- Increased trust and efficiencies
- Keeps money in local economy



- Culture of women supporting women
- 90-95% users and Pandas are women

Our Pandas Set Us Apart

Trust & Safety: Pandas undergo full **background and identity checks** before joining our team.

Hyper-Local Model: Our assistants live near their clients, making service faster, more efficient, and community-driven.

Women Helping Women: 90-95% of our users and Pandas are women, creating a **supportive ecosystem** that empowers women personally and professionally.



We started with a direct-to-consumer (B2C) model, tapping into the **$3.8 billion on-demand home services market** and gaining valuable insights into the overwhelming mental load working women face. As we scaled, we realized that **employers also struggle with retention, stress reduction, and productivity,** particularly as they navigate hybrid work models.

To address these challenges, we **launched My Panda for Business in Q4 2024** using funds from our previous Community Round. Our service helps **both employees and employers**—providing essential home support so professionals can focus on work without sacrificing their personal lives.

Companies can now offer My Panda as either a **full employee benefit or a discounted perk**, reducing stress and improving overall job satisfaction.





Time is the benefit
that benefits all

My Panda "ta-da!"'s their personal to-do's to empower employees, banish burnout, and give you back 14 hrs of productivity a month!

Learn More

How it works

Not Another Virtual Assistant

My Panda isn't just another virtual assistant, **we're another set of hands in real life.** Benefit members delegate personal tasks through our app, our team of real life, neighborhood Pandas select those tasks based on their specialties and they "ta-da!" your employee to-do's. Our Pandas are incredible, local people that know your employees' communities and get to know them, their families and their needs.

Early Success & Traction

The response has been strong. In our first year, we secured agreements with **Google (Atlanta), Children's Healthcare of Atlanta, Microsoft, T-Mobile, and Apple (via Passport Unlimited),** granting us access to **21,000+ employees** and opening a **$1M+ annual revenue pipeline.**

To accelerate growth, we've built a **B2B sales pipeline** targeting **Atlanta-based small and medium businesses (SMBs)** - companies that can act quickly and are looking to stand out with **innovative employee benefits.**

Our Approach: Education & Action

To drive adoption, we lead with educational workshops that teach

To drive adoption, we lead with **educational workshops** that teach employees the power of **prioritization and delegation.** These sessions not only help participants understand **how to offload time-consuming tasks** but also introduce them to **how My Panda can make their lives easier.**

Expanding Beyond Corporate Benefits

In addition to B2B, we're growing through **strategic partnerships** in the **$2.6 billion employee concierge market.**

Second Year with Wellstar Circles: Subcontracting Pandas to support their **internal concierge program** during high-demand periods.

Membership-Based Businesses: Members of **Atlanta-based co-working spaces, gyms, and mom communities** can now **access My Panda at a discount.**

These partnerships **enhance our visibility, drive adoption, and diversify our revenue streams,** ensuring My Panda continues to grow as a trusted, go-to solution for busy professionals.



ServeScape and My Panda are proud to be partnering to offer Garden Panda plant installation services for customers throughout Metro-Atlanta.

New Distribution Channels & Expansion

To accelerate growth and extend our reach, we've launched **two major distribution channels:**

1. My Panda for Business (Launched Q4 2024)

Employers are looking for ways to **reduce stress, improve employee productivity, and enhance retention.** We created My Panda for Business to offer **concierge-style personal assistance as an employee benefit.**

Key Wins So Far:

Agreements with **Google (Atlanta), Children's Healthcare of Atlanta, Microsoft, T-Mobile, and Apple.**

Access to **21,000+ potential users** through employer partnerships.

Expanded offerings to **Atlanta-area small and medium businesses (SMBs).**

Educational workshops to teach employees how to prioritize and delegate tasks using My Panda services.

2. Garden Panda (Launched December 2024)

A strategic partnership with ServeScape, a major online plant retailer, allows My Panda to offer professional **garden installation services** as an add-on when customers buy plants.

Key Benefits:

Customers **purchase plants online** and request **Garden Pandas** for installation.

Potential expansion planned for **Chattanooga, Nashville, and Charlotte.**

Customers can **also access regular My Panda services** through the app.

3. The Virtual Village (Launched Q3 2025)

As My Panda grew, we heard the same request again and again: *"When can I get a Panda in my city?"* Expanding in-person, city by city, takes time. To meet national demand immediately, we created the **Virtual Village.**

How It Works:

New users outside our **current service areas** are automatically placed into the Virtual Village.

They can submit requests for **remote tasks** handled by Virtual Pandas - things like scheduling appointments, researching childcare or home services, planning travel, or organizing household projects.

Key Benefits:

Immediate access nationwide: Anyone in the U.S. can experience the relief of delegation right away.

Smarter expansion: Demand signals from Virtual Village users guide us on *where to grow next with in-person Pandas.*

Scalable growth: Provides brand visibility and customer acquisition nationally, even before in-person expansion.

Enhanced marketing reach: We're no longer limited to promoting only in Atlanta or Charlottesville — we can now market My Panda as a **national solution.**

Stronger B2B offering: Solves a major objection from employers by

Stronger B2B offering: Solves a major objection from employers by allowing them to provide My Panda services to **employees anywhere in the U.S.**, not just in cities with in-person Pandas.

Additional Growth Opportunities

Local Membership Partnerships: My Panda is now available as a **discounted perk** for members of **co-working spaces, gyms, and mom communities.**

Employee Concierge Market ($2.6B Industry): Working with existing **corporate concierge programs like Wellstar's Circles** to subcontract Panda services.



*Future projections are not guaranteed.

Traction & Growth

Since launching in 2019, My Panda has grown steadily—even with a mostly bootstrapped budget and a global pandemic.

As of September, 2025 - we have generated $1M in total company revenue.

Revenue Growth: 525% increase from 2020 to 2024.

Customer Retention: 85% of our users are repeat customers each month.

Average Monthly Spend: Increased from **$155 in 2021 to $285 in 2024.**

Acquisition Efficiency: Low **Customer Acquisition Cost (CAC) averaging $60, with an LTV of just over $3K.**

Payback Period: Just 2 **months** to recoup acquisition costs.


Monetization Strategy
Hourly Panda Services
Memberships & Business Packages
Affiliate Partnership Revenues
Regular Panda Services
Hourly Rate: $44
Avg Panda Pay: $20/hr
Gross Margin = 55%
Garden Panda Services
Hourly Rate: $55
Avg Panda Pay: $30/hr
Gross Margin = 45%
Individuals:
• Monthly Memberships (with discounted hourly rates):
• Basic: $10/month
• Premium: $100/month
Businesses:
• Per Employee: Starting at $50/employee/month
New Customer Acquisition:
• Affiliate partnerships/ collaborations introduce new clients
Revenue Stream:
• Regular hourly rate: $44
• Affiliate discounted rate may be applied
• Revenue sharing

Our straightforward revenue model includes:

Hourly service fees for personal assistance.

Monthly membership plans for recurring users.

Business package deals for corporate clients.

New partnership-driven revenue streams.



Competitive Edge: Trusted & Holistic Support

		Help with tasks	Trusted & Personalized	Holistic & Multi-Faceted Support	Local Community Connection
	my panda PERSONAL ASSISTANT NEXT DOOR APP	✓	✓	✓	✓
$2.9B raised IPO	instacart	✓	✗	✗	✗
$37.7M raised Acquired by IKEA	TaskRabbit	✓	✗	✗	✗
$736.6M raised IPO	Nextdoor	✗	✓	✗	✓
	Neighborhood Facebook Groups	✗	✓	✗	✓
	LifeCoach	✗	✓	✓	✗
	Friends & Family	✓	✓	✓	✗

Like many of our well-funded competitors, sure, we step in to help **complete tasks**, but we clearly stand out as the one trusted, complete solution to meet the **multi-faceted needs** of today's consumer.

Our Village



TAMARA LUCAS
CEO, FOUNDER

- 25+ years sales, service, business development & management
- MSW - Expert at building community-based solutions & leading teams



JONATHAN RICHTER
HEAD OF PRODUCT

- 12+yrs managing the development of CRMs, Websites, Web Apps, Mobile Apps, Software Integrations, and SEO strategies.



CHRIS WATERBURY
LEAD DEVELOPER

- Previous tech startup founder
- 12+ years development experience


JESSICA VAN HATCHER
MARKETING
AMANDA FARAHANY
INVESTOR/ADVISOR
ANNA KANZE HAMILTON
OPERATIONS
HELENA CLEMONS
HR/PANDA DEVELOPMENT
STEFANIE DIAZ
STRATEGY ADVISOR
atdc
HATCHET VENTURES
ATLANTA TECH VILLAGE
certified WBENC
techstars
Start:ME
ZANE ACCESS
launchpad2X

And, in the same way that our Pandas are the village of support for our customers, we have gathered a village of support around us.

Our team has many decades of expertise in **marketing, development and operations** and is the right team to take us to the next level.

We are also an integral part of the **Atlanta tech startup scene** – tapping into many programs and building a strong network of advisors and mentors.


Our Ask
Financing Sought
$100K
$8M cap
SAFE note
Milestones
Q3 2025
Profitable/$100MRR
1st Expansion Market
Use of Funds
Sales
• B2B Pipeline
• Partnerships
Team
• Operations
• Community Manager
Product/Tech Development
• Browser-based requests enabled
• Streamline Garden Panda processes
LIBERATION THROUGH DELEGATION

*7.9% of total funds raised will be paid to Wefunder.

Why Now?

The demand for **on-demand, local support services** has never been

higher. The rise of remote and hybrid work has **blurred the lines between personal and professional responsibilities**, making it **more critical than ever** for companies and individuals to find solutions for work-life balance.

We are raising $100K to fuel our next stage of growth.

Strengthen our **B2B sales pipeline.**

Improve & promote **The Virtual Village.**

Increase **brand awareness** and customer acquisition.

Continue improving the **My Panda app and user experience.**

This **small, targeted round** will **give us the runway we need** to capitalize on the strong foundation we've built and **execute on these major growth opportunities.**



Testimonials
Benefits for Pandas & Users:
Emotional & mental support
Culture of mutual respect
Fair pay and flexible work
Women supporting women
What's great about working with My Panda is it's kind of like being my own boss, being a mini-entrepreneur. And the most rewarding part is just, making people's lives easier.
-Decatur Panda
$3880 earned in 2022
I am not one to seek help, but I gave in when I just couldn't keep up! Let go of the guilt and find a Panda! I was overwhelmed with piles of laundry, etc. My Panda had a plan and doesn't waste time! She is sensitive to your needs and just seems to intuitively know what to do!
-Atlanta Mom
$2090 spent in 2022
[redacted]
September 13, 2022
Just wanted to give a shout out to My Panda. Y'all, we're getting ready to put our house on the market and I needed someone to literally follow me around and be a second set of hands. 2.5 hours later, my house is a different place and my mental health has greatly improved.
I can't remember who posted about juggling all the things as a mom but the answer is OUTSOURCE as much as you can. Ask for help.
Love supporting this women-owned business!
Post in local mom Facebook group

And, we will leave you with this.... to give you a more personal understanding of the impact that My Panda has. We provide a level of emotional support and we have a culture of mutual respect. We are all in this together and our whole community understands and values this and we hope you will join us.

We hope you will join us.